ELI ELECTRIC VEHICLES, INC.



ANNUAL REPORT

525 S Hewitt St.
Los Angeles, CA 90013

www.Eli.world

This Annual Report is dated April 29, 2025

BUSINESS

In this Annual Report the term *"ELI", "we", "our", "us" or "the company" refers to Eli Electric Vehicles, Inc. and our subsidiaries on a consolidated basis.*

Eli Electric Vehicles, Inc. reimagines personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. ELI focuses on attributes that make daily short trips convenient and fun, while at scale, drastically reducing emissions and congestion in cities and communities. ELI manages its international supply chain through its wholly-owned subsidiary in Beijing. Combining state-of-art design with strong supply chain capability, ELI's micro-EVs offer unparalleled features &value in its category for both the US and European markets.

Eli Electric Vehicles, Inc. was formed on February 6th, 2018, in the State of Delaware. ELI is the parent company and ultimate beneficial owner of Beijing Eli Electric Vehicles Co., Ltd. (Eli Beijing) and EEV International Limited (EEV Hong Kong). Eli Beijing was formed on October 12th, 2015, in Beijing, China to establish a supply chain and manage the OEM production of ELI's products. EEV Hong Kong was formed on March 18th, 2021, and its subsidiary EEV Hainan Limited(Eli Hainan) was formed on May 12th, 2021 to export ELI's products overseas. Mr. Binhan(Marcus) Li is the CEO and director of ELI, Eli Beijing, and EEV Hong Kong. To streamline the company's structure, Beijing Eli Electric Vehicles Co., Ltd. was acquired by ELI Electric Vehicles, Inc. on June 6th, 2019; and EEV Hong Kong was acquired by ELI on June 23rd, 2021.

Both companies are 100% owned subsidiaries of ELI. The acquisitions are strategic restructurings that establish ELI as a hardware startup with the capability to manage complex overseas supply chain, production, and international sales. Besides Eli China and EEV International, ELI also plans to establish a subsidiary in Europe in the future.

The company, having offered and sold Class A Common Stock and Convertible Promissory Note pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

• Type of security sold: Class A Common Stock
Final amount sold: $1,820,973.00
Use of proceeds: general operations, salaries, product and business development, marketing, and working capital
Date: April 2022
Offering exemption relied upon: Regulation CF

• Type of security sold: Class A Common Stock
Final amount sold: $1,019,356.80
Use of proceeds: general operations, salaries, product and business development, marketing, and working capital
Date: October 2023
Offering exemption relied upon: Regulation CF

• Type of security sold: Class A Common Stock
Final amount sold: $1,182,351.73
Use of proceeds: general operations, salaries, product and business development, marketing, and working capital
Date: June 2024
Offering exemption relied upon: Regulation CF

• Type of security sold: Class A Common Stock
Final amount sold: $130,771.2
Use of proceeds: general operations, salaries, product and business development, marketing, and working capital
Date: November 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this document.

<u>Overview</u>

In 2024, we remained focused on our mission to deliver compact electric vehicles to global markets. Early in the year, we concentrated significant efforts on preparing for a planned entry into the U.S. market, which we consider a core strategic growth area for the Company. We invested heavily in marketing and promotional activities in the U.S., generating significant customer interest including hundreds of paid reservations for our vehicles. This strong early demand underscored the market potential and our excitement to launch domestically. However, unexpected external challenges arose mid-year: the U.S. implemented new import tariffs exceeding 100% on electric vehicles (EVs) and low-speed vehicles (LSVs) manufactured in China (where our production is based). These punitive tariffs made it financially impractical to proceed with our U.S. launch as originally scheduled.

As a direct result of these tariffs, we **delayed our U.S. launch to 2025**. This delay meant that we could not fulfill the hundreds of reservations secured in 2024, thereby **deferring or losing the potential sale of those vehicles** from the 2024 results. The delayed launch had a significant adverse impact on our 2024 revenues, since a substantial volume of anticipated U.S. deliveries did not occur during the year. Additionally, because we had shifted commercial focus and resources toward the U.S. market development, which we see as higher priority strategically, our sales efforts in Europe and other existing markets were de-prioritized in 2024. Consequently, European sales stagnated and did not offset the shortfall from the U.S. delay. This combination of factors led to lower overall sales in 2024 compared to 2023.

The U.S. market remains a **core strategic market** for us, and we are committed to overcoming the barriers encountered. We view the 2024 setback as temporary. Throughout the year, we took steps to adapt – exploring operational adjustments to mitigate tariff impacts and recalibrating our launch timeline. We continue to engage with our U.S. customer base (reservation holders) and partners to maintain momentum for a late 2025 introduction.

In the meantime, we are refocusing on opportunities in our current markets and optimizing our cost structure. At the end of 2024, we successfully developed additional growth market of Norway, and has entered sales there early 2025. As we refocused on European market, sales has steadily improved.

We are also doubling down on improving our products. Despite market challenges, we allocated substantial R&D resources to advance a next-generation vehicle platform, slated to debut in the second half of 2025 first as an enhanced platform for our Eli ZERO series. This new architecture will serve as the backbone for all future models in the near term—including our higher-speed vehicle class—and is engineered to lower per-unit production costs, secure favorable payment terms, improve scalability, and elevate vehicle performance and feature set. The development expenditures incurred in 2024 position us to realize these efficiencies and competitive advantages when the upgraded Eli ZERO and subsequent models roll out in 2025 and beyond.

Operating Results – Fiscal Years Ending December 31, 2024 and December 31, 2023

Our financial results reflect the headwinds and strategic shifts during the year. Key components of our operating results are discussed below:

- **Revenue** in 2024 was $1,987,790, decreased from the $2,689,237 in 2023. However, around $290,000 in revenue were recognized in January 2025, from unfulfilled orders in 2024. In addition, accounts receivable from sales by EOY 2024 were $870,000. Compared to 2023, the decline in book revenue was primarily due to the postponed U.S. launch, which removed a significant volume of expected vehicle sales from 2024, directly reducing revenue. Moreover, our pivot toward U.S. preparation meant we did not pursue expansion in Europe in first half of 2024, resulting in lower sales in that region compared to 2023. In summary, 2024 revenue fell short of the prior year mainly because new market (U.S.) sales were delayed while existing market sales remained roughly steady at best, rather than growing. As we refocus on current market, orders from existing market picked up however was not yet fulfilled by the year end.

- Our **cost of goods sold (COGS)** in 2024 was $1,978,551, compared to $2,398,694 in 2023. **Gross** profit in 2024 was $9,239, compared to $290,543 in 2023. Several factors drove this gross margin compression.

  In 2024 we experienced a significant increase in ocean freight rates, due to regional conflict in Red Sea, the higher than normal logistic costs, despite having come down in 2025, compressed our gross margins in 2024.

  We began recognizing warranty expenses for our growing vehicle base and issued credits to distributors for vehicle warranty claim, due to lower sales volume in 2024 the warranty credit from past vehicles disproportionately lowered revenue for new vehicle sales and affected gross margin.

  In the second half of 2024 we made pricing and promotional push in our European markets as a part of wider effort to refocus on scaling up sales, which lowered per-unit revenue.

  In general, we have not reached mass production, therefore have not achieved economy of scale. Our gross margin is Susceptible of various costs that cannot easily amortized over volume, therefore we will adjust our priority to scale up our volume for long term profitability, rather than to maintain gross margin at low volume.

- **Operating Expenses:** Our operating expenses (which include selling, general and administrative costs, as well as R&D) totaled $2,977,804 in 2024, compared to $2,703,178 in 2023. This increase reflects our strategic investments and some inflationary cost growth:

  We significantly increased marketing and promotional spending in 2024 to support the planned U.S. launch. Advertising and promotional expenses were higher (approximately $272,892 in 2024 vs. $211,905 in 2023) as we ran U.S. campaigns, and built brand awareness. While necessary for market entry, these costs were incurred without the offsetting U.S. sales in 2024 due to the launch delay.

We incurred investment in development of our next generation platform architecture. R&D expenses rose in 2024 (about $736,978) compared to 2023 ($439,416). These investments are aimed at supporting future growth and product readiness for new markets.

Our payroll-related expenses were relatively consistent year-over-year. In 2024 we began accruing warranty expenses (approximately $51,216) for our vehicles, reflecting our growing base of delivered units and a commitment to after-sales support. Overall, while we managed many overhead costs carefully, the deliberate increases in marketing and R&D spending in 2024 – aligned with our strategic objectives – drove operating expenses up. We believe these expenditures were necessary investments in our future, though they widened our loss in the short term.

- **Net Income (Loss):** We reported a net loss of $(3,018,483) for 2024, compared to the net loss of $(2,535,490) in 2023. We recorded about $45,430 in other income (primarily due to foreign currency exchange gains as the U.S. dollar fluctuated, and some miscellaneous income) versus $95,349 in other expenses (mainly interest expense on debt). In 2023, other income was $28,680 and other expenses were $151,535.

  The 2024 loss reflects a year of heavy investment and unexpected challenges. Moving forward, our focus is on scaling up revenues (particularly by re-energizing European sales) and improving gross margins, while managing expense, steering the Company toward profitability.

Liquidity & Capital Resources - Fiscal Years Ending December 31, 2024 and December 31, 2023

As of December 31, 2024, we had cash and cash equivalents of approximately $80,000, and account receivable of around $870,000 from sales. Compared to about $452,000 of cash on hand at the end of 2023. During 2024, net cash used in operating activities was approximately $1.32 million, reflecting the net loss adjusted for non-cash charges and working capital changes. We also used about $142,600 in investing activities in 2024, primarily for the purchase of equipment (such as tooling and molds to ramp up production, and technology investments) for product development activities. These outflows were funded by our financing activities and existing cash. By contrast, in 2023 our cash used in operations was smaller (around $443,000 used).

To fund our operations and growth plans, we raised additional capital in 2024. Specifically, we conducted equity financing that generated approximately $1.3 million via a Regulation Crowdfunding offering. We also drew on shareholder loans during the year to support working capital. Consistent with our startup stage, we have relied on external financing to cover operating deficits.

We plan to address limited capital resources by pursuing further financing in 2025. This may include additional equity offerings (for example, a new crowdfunding campaign or private investment round) and/or strategic partnerships. We are also in discussions to potentially restructure or extend certain liabilities, including accounts payable and shareholder loans, to improve short-term flexibility. On a positive note, the customer deposits on hand (contract liabilities) for the U.S. reservations provide a degree of validation of market demand and may convert to revenue and cash upon delivery if we successfully launch in 2025. However, fulfilling those orders will likely require importing vehicles under the current tariff regime or finding alternative manufacturing solutions, which could necessitate more capital or strategic adjustments.

In summary, we acknowledged need for additional capital to fund our operations and growth. Management is actively evaluating financing options and cost control measures to improve our liquidity. We remain confident in the underlying demand for our product and we have doubled down on long term development efforts to improve unit economics and product competitiveness. The steps we took in 2024 to invest in market development and product development, while contributing to short-term losses, are expected to bear fruit once we can fully enter the U.S. market and reignite sales growth. In the coming year we have plan to launch in new markets, increase sales and margins, and secure the necessary funding to scale up our operations fast, and significantly improve our operating performance.

Debt

Creditor: 18 Individual Angel Investors
Amount Owed: $1,453,731.01
Interest Rate: 0.0%
Maturity Date: November 2025
The loan is made to the company's subsidiary. Series Seed Warrants were issued to these debt holders in consideration of their debt financing, with the warrants' total exercising costs roughly equal to the underlying debt's principal USD equivalence. More details are disclosed in the "previous offerings" section.

Creditor: Greenman Machinery Company
Amount Owed: $2,782,260.31
Interest Rate: 0.0%
Maturity Date: November 06, 2025
The loan is made to the company's subsidiary, with the same terms as the loan arrangement described above.

Creditor: Greenman Machinery Company
Amount Outstanding: $1,115,415.26
Interest Rate: 0%
Maturity Date: 1/22/2026
This was previously a convertible note, and the convertible note was terminated by both parties and deemed as a loan to the subsidiary with renewed terms.

Creditor: Binhan Li
Amount Owed: $496,633.47
Interest Rate: 0.0%
Maturity Date: November 03, 2025
The loan is made to the company's subsidiary, with the same terms as loan arrangements described above.

Creditor: Binhan Li
Amount Outstanding: $536,506.43
Interest Rate: 0%
Maturity Date: Due upon request

Creditor: Xun Li
Amount Outstanding: $417,339.05

Interest Rate: 8%
Maturity Date: May 11, 2025

Creditor: Yujie Li
Amount Outstanding: $570,363.36
Interest Rate: 6%
Maturity Date: November, 2025

Creditor: China Zheshang Bank
Amount Outstanding: $208,669.52
Interest Rate: 5.5%
Maturity Date: 3/8/2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Binhan (Marcus) Li
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
Position: Founder & CEO
Service Dates: February, 2018 – Present
Responsibilities: Overall responsible for the Company's strategy and direction.
Position: Director
Service Dates: February, 2018 – Present
Responsibilities: Makes decisions on issues that require Board of Director's approval.

Other Business Experience (Past Three Years):
Employer: Beijing Eli Electric Vehicles Co., Ltd.
Title: CEO
Service Dates: October, 2016 – Present
Responsibilities: R&D, operations, and overall responsibility for the Company's strategy and direction.
Beijing Eli Electric Vehicles Co., Ltd. is a wholly-owned subsidiary of Eli Electric Vehicle, Inc.

Name: James Leslie Seargent II
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
Position: Head of Operations
Service Dates: December 5, 2022 – Present
Responsibilities: Manage the Company's operational activities, and US sales.

Other Business Experience (Past Three Years):
Employer: Garia Inc.
Title: NA Regional Director of Sales, US & Mexico
Service Dates: January, 2020 – Present
Responsibilities: Managing, developing sales and marketing in NA markets

PRINCIPAL SECURITY HOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of 12/31/2024

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
LBH Holdings Limited*	900,000	Class B Common Stock	63.17%
	357,000	Series Seed Preferred Warrant	

*LBH Holdings Limited is an entity wholly owned by the Company's CEO, Binhan Li

Included are owners of 20% or more of the outstanding voting equity securities, calculated on the basis of the total voting power. The calculation for all outstanding voting equity securities assumes all outstanding options, warrants are exercised. We did not assume shares reserved for issuance under equity incentive plan exercised under this calculation, nor the voting proxy granted to the company's CEO under the Company's previous Regulation CF subscription agreements.

RELATED PARTY TRANSACTIONS

Name of Entity	Relationship to Issuer	Nature of Interest	Amount
Binhan Li	Director	Callable loan (0% interest) made to the Company and its subsidiary	$693,960.86
Binhan Li	Director	Repayment of callable loan (0% interest) from the Company and its subsidiary, to Binhan Li	$336,284.40
Yujie Li	Immediate family member of the director	Term loan to a subsidiary of the Company	$69,556.51

THE COMPANY'S SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, and Series Seed Preferred Stock.

The following table describes our capital structure as of December 31, 2024, which includes 7,274,012 shares outstanding on a fully-diluted basis:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued*
Class A Common Stock	10,000,000	1,780,681	1,134,991
Class B Common Stock	2,000,000	900,000	0
Series Seed Preferred Stock	8,000,000	56,340	3,402,000
Total	**20,000,000**	**2,737,021**	**4,536,991**

*The Company has allocated 880,000 shares of Class A Common Stock pursuant to its Stock Incentive Plan. As of December 31, 2024, the Company has granted and unexercised 140,000 options out of the plan and 178,400 options granted and exercised, and has 561,600 options which have not been granted and are available for issuance. Additionally, the Company has issued 433,391 warrants for Class A Common Stock, and 3,402,000 warrants for Series Seed Preferred Stock

Class A Common Stock

Voting Rights
The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The holders of 925,480 shares of the Company's Class A Common Stock have appointed the Company's Chief Executive Officer as a voting proxy, whereby the Chief Executive Officer votes on behalf of these shares.

Material Rights
Distribution Rights and Preferences: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event.
Liquidation Rights and Preferences: No preferences, same as Preferred Stock. A merger or reorganization of a similar transaction will be treated as a liquidation.
Dividend Rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.

Class B Common Stock

Voting Rights
According to the 2022 amendment of the Company's Certificate of Incorporation by majority stockholders' consent, the holders of Class B Common Stock are entitled to ten votes for each share of Class B

Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting.

Material Rights
Distribution rights and preferences: No preference, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock.
Liquidation Rights and Preferences: No preferences, same as Series Seed Preferred Stock. A merger, reorganization, or similar transaction will be treated as a liquidation.
Dividend Rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.
Voluntary Conversion: Each Class B Common Stock can be converted into one share of Class A Common Stock if the holder of Class B Common Stock approves or consents to such conversion.
Mandatory Conversion Upon Transfer: If any share of Class B Common Stock shall not be owned, beneficially or of record, by Binhan Li or any firm, corporation, partnership, limited liability company, association, joint venture, trust, unincorporated organization, or any other entity, directly or indirectly controlled by Binhan Li, such share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations, or the like).

Series Seed Preferred Stock

Voting Rights
Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants immediately prior to the record date) are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights
The total amount outstanding includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock. The warrants have an exercise price that is equal to the original issue price of Series Seed Preferred Stock ($1.42), provided that if the holder of the warrants, who is also a creditor of the Company with a consolidated loan amount roughly equal to the warrant's exercise cost, has not exercised the warrant within a certain period, the warrant holder may elect to exercise the warrant at the exercise price of par value ($0.0001 per share) and cancel and forgive the loan amount and any other related outstanding indebtedness. Each share of Preferred Stock issuable under the Warrants shall accord the relevant Warrant Holder with all rights and obligations attached to a holder of such Preferred Stock on a fully exercised basis.
Distribution Rights and Preferences: No preference, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock.
Liquidation Rights and Preferences: No preferences, same as Common Stock. A merger, reorganization, or similar transaction will be treated as a liquidation.
Dividend Rights: Dividend rights with no preferences, same as Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, fi at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Electric Vehicles / Mobility industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described here is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class A Common stock that an investor is buying might have terms attached to allow voting proxy to the company's CEO. This means that you might not have rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our product is still in early stage of its production phase and might never go into mass production

It is possible that the failure to reach mass volume production, due to a variety of internal and external factors, might result in unit economics not meeting our goal, and negatively impact our financial performance and viability of our business model.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated significant profits

Eli Electric Vehicles, Inc. was formed on Feb 6, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eli Electric Vehicles, Inc. has incurred a net loss and has had limited revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that our product and proposition is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our product is dependent on government regulations such as, EPA(United States Environmental Protection Agency), US Department of Transportation, US customs, CARB(California Air Resource Board), FTC (Federal Trade Commission), European commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell products in a certain country or region and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our current or future products could have a latent design flaw or manufacturing defect
Although we have done extensive testing on our current product prototype and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect
Our growth projections are based on an assumption that we will be able to successfully launch Eli Zero and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the Eli Zero fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits
We sell a product that will be operated on public roads. Large number of people are injured or killed every year in road accidents. As a result, motor vehicle industries have experienced a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product start to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

Failure to address the service requirement of our future customers may cause issues to

our business.

If we are unable to successfully address the service requirement of our future customers, our business will be materially and adversely affected.

Manufacturing internationally may cause problems and present risk

We will work with suppliers and OEM partners in China to ensure cost effective production. However, there are many risks associated with international business. These risks include, but are not limited to political and economic instability, regulatory compliance difficulties, international conflict, problems enforcing agreements and greater exposure of our intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

Our ability to develop and deliver vehicles of high quality and appeal to users, on schedule and at scale is unproven and still evolving.

Our continued development, manufacturing, and delivery of vehicles of high quality to achieve our targeted volume are and will be subject to risks, including with respect to: lack of funding; disruptions or delays in our vehicles supply chain; operational disruptions caused by our business partners insolvencies or inability to deliver; quality control deficiencies; delays in the R&D of technologies necessary for our vehicles; our vehicles not performing in line with user expectations and may contain defects; environmental compliance, workplace safety, and relevant regulations; and cost overruns.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, operations, and financial condition.

Since 2020, there has been a global shortage of semiconductor chips used for automotive manufacture due to COVID-19 pandemic. We cannot assure such delay or disruption would not affect our business. We cannot assure that we can obtain sufficient amounts of semiconductor chips at a reasonable cost given the global shortage. The increase in costs of our vehicle and delay in production organization may disrupt our business. In addition, many of the semiconductor components used in our vehicles are single sourced from our suppliers. If the suppliers we are currently using fail to meet our demand with acceptable terms, we could be required to change suppliers, which could be costly and also cause delay in production. If we failed to find alternative suppliers, our production and delivery could be materially disrupted. Such disruption could also cause material adverse impact on company operation and financial situation.

We are exposed to risks and disputes related to a large number of crowdfunding investors, and international fundraising activities.

Due to the large number of investors brought in by crowd funding, our business activities may be disrupted by claims or disputes brought by our investors. We are also exposed to risks and disputes associated with international fundraising activities, and with international investors or their shareholders.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.
There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Offering Memorandum and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.
We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with StartEngine without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.
If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issue additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.
There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could b e unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.
The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Eli Electric Vehicles, Inc.

By:

/s/ Binhan Li

Title: CEO

Exhibit A
FINANCIAL STATEMENTS